Exhibit 99.15

TOTAL

2, place Jean Millier

La Défense 6

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Isabelle DESMET

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Charles-Etienne LEBATARD

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Marie-Isabelle FILLIETTE

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Victoria CHANIAL

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Aude COLAS DES FRANCS

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Laetitia MACCIONI

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Paul NAVEAU

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Quentin VIVANT

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Anastasia ZHIVULINA

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TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Arnaud Breuillac appointed President, Exploration & Production at Total

In his new position, Arnaud Breuillac will report to Yves-Louis Darricarrère,

Upstream President and Member of Total’s Executive Committee.

Paris, November 4, 2013 - Effective January 1, 2014, Arnaud Breuillac is appointed President, Exploration & Production at Total. He will report to Yves-Louis Darricarrère, Upstream President and member of Total’s Executive Committee.

Effective October 1, 2014, Mr. Breuillac will join Total’s Executive Committee, alongside Christophe de Margerie, Philippe Boisseau, Yves-Louis Darricarrère, Jean-Jacques Guilbaud, Patrick de La Chevardière and Patrick Pouyanné.

Arnaud Breuillac is a graduate of French engineering school Ecole Centrale de Lyon. He joined Total in 1982.

He has held various positions in Exploration & Production in France, Abu Dhabi, the United Kingdom, Indonesia and Angola and in Refining in France.

Between 2004 and 2006, he served as Vice President, Iran, in the Middle East Divison.

In December 2006, he was appointed to Exploration & Production’s Management Committee in his position as Senior Vice President, Continental Europe and Central Asia.

On July 1, 2010, he was appointed Senior Vice President, Middle East in Exploration & Production. On January 1, 2011, he was appointed to Total’s Management Committee.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

The Upstream business segment encompasses the Exploration & Production business and the Gas & Power Division. The Group has exploration and production activities in more than 50 countries and produces oil or gas in approximately 30 countries.